UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170226

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Sharon R. Ryan
International Paper Company
sharon.ryan@ipaper.com

Re: International Paper Company
Incoming letter dated February 17, 2017

Dear Ms. Ryan:

This is in response to your letter dated February 17, 2017 concerning the shareholder proposal submitted to International Paper by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 26, 2017 and March 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated February 17, 2017

The proposal requests that the board take the steps necessary to allow up to 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that International Paper's policies, practices and procedures compare favorably with the guidelines of the proposal and that International Paper has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that International Paper did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

March 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
International Paper Company (IP)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 17, 2017 no-action request – 70 days after the company-established deadline for 2017 rule 14a-8 proposals.

The attached management opposition statement page in regard to this same proposal underscores that lack of evidence by the company in its no-action request. The company opposition statement merely "assumes" that "each holder has owned its shares for three years."

The opposing statement is compromised by the use of "assumes" and fails to address whether the ownership is an ironclad continuous 3-years for each holder separately.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Sharon R. Ryan <Sharon.Ryan@ipaper.com>

Position of Your Company's Board of Directors

The Company's Board of Directors unanimously recommends that you vote against this proposal for the following reasons.

Our proxy access By-Law strikes an appropriate balance between promoting shareowner nomination rights and protecting the interests of all our shareowners.

The Board of Directors believes this proposal is unnecessary because the Board has already adopted a proxy access By-Law that is aligned with currently accepted best practices. Our current proxy access By-Law provides shareowners with meaningful and appropriate proxy access rights that balance providing shareowners with enhanced rights with protecting the interests of all of our shareowners.

The framework the Board adopted in the proxy access By-Law is wholly consistent with and within the mainstream of the bylaws adopted by other significant U.S. public companies. Specifically, our proxy access By-Law permits a shareowner, or a group of up to twenty shareowners, owning at least three percent of the Company's outstanding common stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors and 20% of the number of the Company's directors then in office. These nominations are subject to the other procedural requirements specified in our By-Laws, which are available at http://www.internationalpaper.com/company/leadership/governance.

The Board adopted this regime after careful consideration and taking into account existing market practice and feedback from our shareowners. We believe that it strikes the best balance between providing a workable process that reinforces director accountability while mitigating the possibility of proxy access being used by shareowners pursuing objectives that are not broadly supported by other shareowners or otherwise misusing proxy access.

We have provided a meaningful and effective proxy access framework. The requested changes are unnecessary and potentially disruptive.

Similar to the vast majority of other companies that have adopted proxy access, our By-Law permits groups of up to twenty shareowners to aggregate their shares to reach the required three percent ownership threshold. This includes a provision that allows investment funds under common management and investment control, investment funds funded primarily by the same employer or families or groups of investment companies to be counted as a single shareowner. With our current ownership structure, it is possible to assemble a group of twenty shareowners that owns at least 3% of the Company's outstanding common stock and that does not include any of our largest 80 institutional shareowners, assuming each holder has owned its shares for three years. A twenty shareowner limit is widely embraced by companies adopting proxy access, supported by major investors and promotes a workable proxy access process.

The Board believes the current twenty shareowner limitation helps to mitigate the risk of abuse of proxy access rights by shareowners with a special interest, including interests unrelated to long-term shareowner value. It also reduces administrative costs for the Company. Allowing twenty shareowners to act as a group strengthens a principle that the Board believes is shared by most of the Company's shareowners, which is that the right to nominate a director using the Company's proxy statement should be available only for those shareowners who individually or with a reasonable number of additional shareowners have a sufficient financial stake in the Company to cause their interests to be aligned with the interests of the Company's shareowners as a whole. Approval of this proposal could allow shareowners with small stakes to nominate candidates using the Company's proxy materials, and require the Company to make burdensome and time-consuming inquiries into the nature and duration of the share ownership of a large number of individuals participating in a proxy access nomination.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
International Paper Company (IP)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 17, 2017 no-enforcement request – 70 days after the company-established deadline for 2017 rule 14a-8 proposals.

With the burden of proof on the company (and abundant time) the company provides no methodology for a statement like this:
"For example, 12 of the Company's shareholders have held more than 1% of the shares outstanding for at least three years, and any three of those 12 shareholders could form a group representing at least 3% of the Company's outstanding shares."
Plus this statement does not even claim that 3-year ownership is continuous for each of the 12 shareholders.

And key statements like this are irrelevant because of failure to measure the shares held continuously for 3-years:
"Approximately 94 shareholders own at least 600,000 shares."

The initial company argument is disingenuous compared with the company argument on page 5 that beyond a 20 participant limit is a "burden" and "expense." The company claims to have already prepared verification data on 94 shareholders who own stock for up to 3-years – and all this for part of the cost of an in-house no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Sharon R. Ryan <Sharon.Ryan@ipaper.com>

[IP – Rule 14a-8 Proposal, November 17, 2016]
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Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

INTERNATIONAL PAPER

SHARON R. RYAN
SENIOR VICE PRESIDENT, GENERAL COUNSEL
& CORPORATE SECRETARY

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-3817
F 901-214-0647
sharon.ryan@ipaper.com

February 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of International Paper Company, a New York corporation (the "**Company**" or "**International Paper**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal submitted on November 17, 2016 (the "**Proposal**") by Kenneth Steiner, designating John Chevedden for communications regarding the Proposal (the "**Proponent**"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**").

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. As discussed below, the Company notes that the Staff recently determined that substantially identical proposals submitted to several other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "compare favorably with the guidelines of the proposal" and, therefore, "substantially implemented the proposal." *See Eastman Chemical Co.* (Feb. 14, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017) and *United Continental Holdings, Inc.* (Feb. 10, 2017) (collectively, the "**Amend Proxy Access Letters**").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (Nov. 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its definitive proxy statement with the Securities and Exchange Commission (the "**Commission**") on or around April 6, 2017. This letter is being sent to the Staff less than 80 calendar days before such date, and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of the Company's stock owned continuously for 3-years in order to make use of shareholder proxy access. The full text of the Proposal is attached as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

A. Background

On February 10, 2016, the Company disclosed in a Current Report on Form 8-K filed with the Commission that its Board of Directors adopted an amendment to its By-laws on February 9, 2016. Article II, Section 10 was added to the By-laws to permit a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the By-laws are satisfied. A copy of the By-laws is attached as Exhibit B.

Because Article II, Section 10 of the By-laws already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "**aggregation limit**"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). Even if a company's actions do not go as far as those requested by the proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g., Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

C. The Company's By-laws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder' s proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (June 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its bylaws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing bylaws already achieve the essential objective of the proposal. *See Amend Proxy Access Letters.*

Here, the only requested amendment to the By-laws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its By-laws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company, four of the Company's institutional shareholders have each owned more than 5% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company hold, and appear to have held for at least three years, approximately 47% of the Company's outstanding common stock, and each of these 20 institutional shareholders have held more than 0.5% for at least three years. The concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. For example, 12 of the Company's shareholders have held more than 1% of the shares outstanding for at least three years, and any three of those 12 shareholders could form a group representing at least 3% of the Company's outstanding shares. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of October 28, 2016, the Company had approximately 411,213,412 shares of common stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, approximately 12,000,000 shares. A group requiring 20 shareholders would therefore hold an average of approximately 600,000 shares per member. Approximately 94 shareholders own at least 600,000 shares. There are innumerable combinations that would allow the Company's 94 largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller shareholders could combine with up to 19 of these 94 shareholders, in innumerable combinations, to form a nominating group.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting that:

"...we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at http://www.sec.gov/comments/s7-l0-09/s7l009-S76.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 50 at those companies would enhance the ability of shareholders to form nominating groups. The Proposal's supporting statement states that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined" by the Council of Institutional Investors. However, the Company's 9 largest public pension funds own approximately 3.1% of the Company's outstanding stock. These funds have held for at least three years, so the statement is not relevant given the Company's shareholder base.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 370 public companies that adopted proxy access between January 2015 and February 2017, over 92% adopted an aggregation limit of 20 shareholders or fewer. A 20-shareholder aggregation limit is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc., the publicly-traded parent companies of some of the largest institutional shareholders in the United States.

In making its own determination regarding the appropriate terms of the Company's proxy access By-law, the Board of Directors reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. In light of this, the Board concluded that the 20-shareholder aggregation limit balanced appropriately the Company's interests in efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Company's proxy access bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of several shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. *See*

Amend Proxy Access Letters above. The Amend Proxy Access Letters were first posted to the Commission's website on February 15, 2017, which is less than 80 days before the Company intends to file its definitive proxy statement. The Amend Proxy Access Letters make clear that the Staff concurs with the various companies' views that the proxy access bylaws they have adopted "compare favorably" with the guidelines of the Proponent's proposal.

Based on the timing of the posting of the Amend Proxy Access Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Amend Proxy Access Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (901) 419-3817 or sharon.ryan@ipaper.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Sharon R. Ryan

Sharon R. Ryan

Attachment

cc w/ att: Marla F. Adair, International Paper Company

John Chevedden

Ning Chiu, Davis Polk & Wardwell LLP

Exhibit A

Proposal

EXHIBIT A

[IP – Rule 14a-8 Proposal, November 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Exhibit B

By-Laws

EXHIBIT B

By-Laws

of

International Paper Company

As Amended through
February 9, 2016

INTERNATIONAL PAPER

BY-LAWS
OF
INTERNATIONAL PAPER COMPANY

ARTICLE I
STOCKHOLDERS' MEETINGS

Section 1. *Annual Meeting.* The annual meeting of the Stockholders of the Corporation for the election ofDirectors, and for the transaction of such other business as may come before the meeting, shall be held on such date and at such place within or without the State of New York as shall have been fixed by the Board of Directors on a timely basis.

Section 2. *Special Meetings.* Special meetings of the Stockholders, unless otherwise provided by statute, or by the Certificate of Incorporation or other certificate filed pursuant to law, at any time may be called or caused to be called by a majority of the Board of Directors or by the Chairman of the Board, or by the President, or upon the written ("Special Meeting Request") request therefore of Stockholders holding no less than twenty percent (for purposes of this Section 2, the "Requisite Percentage") of the Common Stock of the Corporation, filed with the Secretary pursuant to these By-Laws. In the event a special meeting is requested properly by Stockholders holding not less than twenty percent of the Common Stock of the Corporation and such request meets all applicable requirements set forth in these By-Laws, any applicable statute, the Certificate of Incorporation and any other certificate filed pursuant to law, then either a majority of the Board of Directors, or the Chairman of the Board, or the President shall cause such a special meeting to be called in a manner consistent with applicable statute, the Certificate of Incorporation and any other certificate filed pursuant to law. A Stockholder's written request for a special meeting shall include the information required under Article I, Section 7 or Article II, Section 9 of these By-Laws, as applicable with respect to the business and/or nominations proposed to be brought before such special meeting and the Stockholder(s) proposing such business and/or nominations at such meeting. Special meetings shall be held at such place within or without the State of New York as shall have been fixed by the Board of Directors and specified in the call thereof. Business transacted at a special meeting requested by Stockholders shall be limited to the purpose(s) stated in the request for meeting;*provided, however*, that the Board of Directors shall have the authority in its discretion to submit additional matters to the Stockholders, and to cause other business to be transacted, at any special meeting requested by Stockholders.

A Special Meeting Request shall be signed and dated by each Stockholder of record (or a duly authorized agent of such Stockholder) requesting the special meeting (each, a "Requesting Stockholder") and shall include (a) an acknowledgement by the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made that a disposition of shares of the Corporation's Common Stock owned of record or beneficially as of the date on which the Special Meeting Request in respect of such shares is delivered to the Secretary that is made at any time prior to the special meeting shall constitute a revocation of such Special Meeting Request with respect to such disposed shares and (b) documentary evidence that the Requesting Stockholders own the Requisite Percentage as of the date of such written request to the Secretary; *provided, however,* that if the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request(s) must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request(s), such documentary evidence must be delivered to the Secretary within ten (10) business days after the date on which the Special Meeting Request(s) are delivered to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request(s) are made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request(s) are delivered to the Secretary. In addition, the Requesting Stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request(s) are being made shall promptly provide any other information reasonably requested by the Corporation.

Notwithstanding the foregoing provisions of this Section, a special meeting requested by Stockholders shall not be held if (a) the Special Meeting Request does not comply with this Section, (b) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law, (c) the Special Meeting Request is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date ofthe immediately preceding annual meeting and ending on the date of the next annual meeting or the period from the time notice of anyspecialmeeting is first given to Stockholders and ending on the date of such meeting, (d) an annual or special meeting of Stockholders was held not more than thirty (30)days before the Special Meeting Request was received by the Secretary of theCorporation, (e) the Board of Directors has called or calls for an annual or special meeting of Stockholders to be held within ninety (90) days after the Special Meeting Request is received by the Secretary and the business to be conducted at such meeting includes an item of business that is substantially the same or substantially similar ("Similar Business"), or (f) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act") or other applicable law. For purposes of this Section, the nomination, election or removal of directors shall be deemed to be a Similar Businesswith respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors or filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether the requirements set forth in this paragraph have been satisfied.

In determining whether a special meeting of Stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (a) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and (b) such Special Meeting Requests have been dated and delivered to the Secretary within sixty days of the earliest dated Special Meeting Request. A Requesting Stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary and if, following such revocation, there are outstanding un-revoked requests from Requesting Stockholders holding less than the Requisite Percentage, the Board of Directors may, in its discretion, cancel the special meeting. If none of the Requesting Stockholders appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, the Corporation need not present such business for a vote at such special meeting.

Section 3. *Notice of Meetings*. Unless otherwise required by statute, the notice of every meeting of the Stockholders shall be in writing and shall state the place, date and hour of the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given personally, electronically or by mail, not less than ten nor more than fifty days before the date of the meeting, to each Stockholder entitled to vote at the meeting and to each Stockholder who, by reason of any action proposed at such meeting, is entitled by law to notice thereof. If mailed, it shall be directed to a Stockholder at his address as it appears on the record of Stockholders or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address. If transmitted electronically, such notice is given when directed to the Stockholder's electronic mail address as supplied by the Stockholder to the Secretary of the Corporation or as otherwise directed pursuant to the Stockholder's authorization or instructions.

Section 4. *Quorum. Proxies. Voting.*Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law, at any meeting of the Stockholders there must be present in person or by proxy the holders of record of stock representing at least one-third of the number of votes entitled to be cast upon any question to be considered at the meeting in order to constitute a quorum for the determination of such question, but a lesser interest may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum be present, and thereupon any business may be transacted at the adjourned meeting which might have been transacted at the meeting as originally called. Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law or by the By-Laws of the Corporation, a majority vote of a quorum at a meeting shall decide any question brought before such meeting. Every holder of record of stock of a class entitled to vote at a meeting shall be entitled to one vote for every share of such stock standing in his name on the books of the Corporation, and may vote either in person or by proxy.

Section 5. *Presiding Officer and Secretary*. At all meetings of the Stockholders the Chairman of the Board, or in his absence the President, or in his absence a Vice Chairman of the Board or a Vice President designated by the Board of Directors, or if none be present, the appointee of the meeting, shall preside. The Secretary of the Corporation, or in his absence an Assistant Secretary, or if none be present, the appointee of the Presiding Officer of the meeting, shall act as Secretary of the meeting.

Section 6. *Inspectors*. At each meeting of Stockholders at which Directors are to be elected the Presiding Officer shall appoint two Inspectors of Election who shall perform the duties required by the statute at that meeting and any adjournment thereof. If any Inspector shall refuse to serve, or neglect to attend at the election or his office becomes vacant, the Presiding Officer shall appoint an Inspector in his place.

The Presiding Officer of any meeting may also appoint, at such meeting, two Inspectors with authority to count and report upon the votes cast at such meeting upon such questions (other than the election of Directors) as may be voted upon by ballot.

In the event of the delivery, in the manner provided by Article I, Section 8 of these By-Laws and applicable law, to the Corporation of written consent or written consents to take corporate action and/or any related revocation or revocations, the Corporation shall appoint one or more Inspectors of Election who shall perform a ministerial review of the validity of the consents and revocations. For the purpose of permitting the Inspectors to perform such review, no action by written consent and without a meeting shall be effective until such Inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with Article I, Section 8 of these By-Laws and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of Stockholders. Nothing contained herein shall in any way be construed to suggest or imply that the Board of Directors or any Stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the Inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Inspectors shall be sworn.

Section 7. *Stockholders' Meetings*. No business may be transacted at a meeting of Stockholders of the Corporation, except business properly brought before the meeting in accordance with the procedures set forth in these By-Laws. Nominations for the election of Directors shall be properly presented at a meeting only if made in compliance with Section 9, Article IIor Section 10, Article II of these By-Laws. The proposal of business other than nominations for the election of Directors may properly be brought before Stockholders at a meeting only if either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any duly authorized committee thereof or (c) otherwise properly brought before a special meeting pursuant to Article I, Section 2 of these By-Laws or brought before an annual meeting by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section.

Business shall be brought before a meeting of Stockholders by any Stockholder of the Corporation by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by the Secretary (a) as provided in Section 2, Article I of these By-Laws, with respect to any business to be brought before a special meeting of Stockholders, and (b) with respect to any business to be brought before an annual meeting of Stockholders, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting of Stockholders; *provided, however*, that in the event that the date of an annual meeting is advanced more than thirty (30) days prior to the first anniversary of the preceding year's annual meeting of Stockholders or delayed more than seventy (70) days after such anniversary date, then to be timely such notice must be received by the Corporation no earlier than one hundred twenty (120) days prior to such annual meeting and no later than the later of seventy (70) days prior to the date of the meeting or the tenth (10th) day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

A Stockholder's notice to the Secretary shall set forth (i) as to each matter of business such Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made and, (ii) as to the Stockholdergiving notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1) the name and address, as they appear on the Corporation's books, of such Stockholder and any such beneficial owner;

(2) the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such Stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such Stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business;

(4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner with respect to the Corporation's securities;

(5) a representation that the Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such business before the meeting; and

(6) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (ii) otherwise to solicit proxies from Stockholders in support of such proposal. If requested by the Corporation, the information required under the preceding paragraphs (2), (3) and (4) shall be supplemented by such Stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

No business shall be conducted at the meeting of Stockholders except business brought before the meeting in accordance with the procedures set forth in this Section, provided, however, that once business has been properly brought before the meeting in accordance with such procedures, nothing in this Section shall be deemed to preclude discussion by any Stockholder of any such business. The Presiding Officer of the meeting may, if the facts warrant, determine and declare to an annual or special meeting that business was not properly brought before the meeting in accordance with the applicable procedure, and if such person should so determine, he or she shall so declare to the meeting and such business shall not be transacted.

Nothing in this Section 7 or Article II, Section 9 shall be deemed to affect any rights of Stockholders to request inclusion of nominations or proposals as to any other business in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act and to put before such meeting any nominations or proposals as to any other business so included in the Corporation's proxy statement at his or her request. However, no reference in these By-Laws to the Exchange Act will otherwise be construed to limit any requirement in the Certificate of Incorporation or these By-Laws applicable to nominations or proposals as to any other business to be considered, and compliance with the Certificate of Incorporation and these By-Laws shall be the exclusive means for a Stockholder to make nominations or submit other business (other than as provided in the immediately preceding sentence).

For purposes of this Section 7, Article II, Section 9 and Article II, Section 10, "public announcement" shall mean disclosure in a communication sent by first class mail to Stockholders, in a press release reported by the Dow Jones News Service, Reuters Information Services, Inc., Associated Press or comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 8. *Stockholder Action by Written Consent.* Any action required or permitted to be taken by the Stockholders of the Corporation may be effected by a consent in writing by Stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation and this Section 8.

A written request by a Stockholder for a record date in accordance with Article VIII of the Certificate of Incorporation must be delivered by the holders of record of no less than twenty percent (20%) (for purposes of this Section 8, the "Requisite Percentage") of the Common Stock of the Corporation entitled to express consent on the relevant action, must describe the action that the Stockholder proposes to take by consent (the "Action") and must contain (a) the text of the proposal (including the text of any resolutions to be effected by such consent), (b) the information required by Article I, Section 7 or Article II, Section 9 of these By-Laws, as applicable, as though the Stockholders making the request were making a Special Meeting Request in furtherance of the Action, (c) an acknowledgment by the Stockholders making the request and the beneficial owners, if any, on whose behalf the request is being made that a disposition of shares of the Corporation's Common Stock, owned of record or beneficially as of the date on which the request in respect of such shares is delivered to the Secretary, that is made at any time prior to the delivery of the first written consent with respect to the Action shall constitute a revocation of such request with respect to such disposed shares, (d) a statement that the Stockholder intends to solicit consents in accordance with Regulation 14A of the Exchange Act, without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act, and (e) documentary evidence that the Stockholders making the request own the Requisite Percentage as of the date that the request is delivered to the Secretary; *provided, however*, that if the Stockholders making the request are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the request must also include documentary evidence (or, if not simultaneously provided with the request, such documentary evidence must be delivered to the Secretary within ten (10) business days after the date on which the request is delivered to the Secretary) that the beneficial owners on whose behalf the request is made beneficially own the Requisite Percentage as of the date on which such request is delivered to the Secretary. In addition, the requesting Stockholders and the beneficial owners, if any, on whose behalf the request is being made shall promptly provide any other information reasonably requested by the Corporation.

In determining whether a record date has been requested by Stockholders of record representing in the aggregate no less than the Requisite Percentage, multiple requests delivered to the Secretary will be considered together only if (a) each identifies substantially the same proposed action and includes substantially the same text of the proposal(s) (in each case as determined in good faith by the Board of Directors), and (b) such requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated request. Any Stockholder may revoke a request with respect to his or her shares at any time by written revocation delivered to the Secretary.

ARTICLE II
BOARD OF DIRECTORS

Section 1. *Number. Election. Vacancies.* Term of Office. Within the limits provided by the Corporation's Certificate of Incorporation or other certificate filed pursuant to law, the Board of Directors shall determine from time to time the number of Directors who shall constitute the entire Board of Directors. Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any Director then in office and, in case any of the Directors then in office shall have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate of the Corporation filed May 31, 1946 pursuant to Section Thirty-six of the Stock Corporation law (hereafter in this Section 1 referred to as the "Certificate filed May 31, 1946"), no increase in the number of Directors then in office shall be made which would reduce the number of Directors then in office elected as aforesaid to less than one-third (or the nearest whole number thereto) of the total number of Directors then in office. The Board of Directors shall from time to time make such determinations pursuant to this Section 1 as shall be necessary or appropriate in order to ensure that, under any circumstances, the holders of each series of the Serial Preferred Stock shall be able, giving effect to all applicable provisions of the Corporation's Certificate of Incorporation, and of these By-Laws (including, without limitation, the preceding sentence), duly and effectively to exercise any exclusive right conferred upon them by the Certificate of Incorporation or any certificate filed pursuant to law to elect Directors of the Corporation.

Except as otherwise provided in the Certificate of Incorporation or other certificate filed pursuant to law, at each annual meeting of the Stockholders, the successors to the class of Directors whose terms shall then expire, up to the number determined in accordance with the foregoing provisions and with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law, in a contested election, shall be elected by ballot or by proxy by the holders of the Common Stock by a plurality of the votes cast at such election.

In any non-contested election of directors, any incumbent director who fails to receive the requisite affirmative majority of the votes cast by ballot or by proxy by the holders of the Common Stock for his or her re-election, shall immediately tender his or her resignation, and the Board of Directors will decide, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. Unless the Board determines in its judgment that it is in the best interests of the Corporation for the director to remain on the Board, the Board shall accept the resignation. The Board's explanation of its decision not to accept the resignation shall be disclosed on Form 8-Kfiled with the Securities and Exchange Commission.

Except as otherwise provided by law or in the Certificate of Incorporation or other certificate filed pursuant to law and except as otherwise provided in this paragraph, any vacancy in the Board occurring during the year, occurring as a result of an increase in the number of Directors who shall constitute the Board or any other vacancy, may be filled only by the vote of the Board provided that a quorum is then in office and present, or by a majority of the Directors then in office, if less than a quorum is then in office or by a sole remaining Director. Any vacancy in the Board occurring during the year with respect to Directors who may have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate filed May 31, 1946 may only be filled by the holders of the Cumulative $4 Preferred Stock at a special meeting of such holders in the same manner as at an annual meeting.

Except as otherwise provided by statute, or in the Certificate of Incorporation or other certificate filed pursuant to law, the term of office of each Director heretofore or hereafter elected shall be from the time of his election and qualification until the next annual meeting following his election and until his successor shall have been duly elected and shall have qualified.

Directors need not be Stockholders.

Section 2. *Resignations.* Any Director may resign his office at any time by delivering his resignation in writing to the Corporation, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3. *Method of Electing Entirely New Board.* In case the entire Board of Directors shall die or resign, any Stockholder may call a special meeting in the same manner that the Chairman of the Board may call such meeting, and Directors for the unexpired terms may be elected at any such special meeting in the manner provided for their election at annual meetings.

Section 4. *Powers.* Except as provided by law, or by the Certificate of Incorporation or other certificate of the Corporation filed pursuant to law, or by these By-Laws, the powers, business and affairs of the Corporation shall be exercised and managed by the Board of Directors.

Section 5. *Meetings.* Regular meetings of the Board of Directors shall be held at such regular intervals and at such fixed time and place as from time to time may be determined by the Board, and no notice of such meetings shall be required.

Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or of a Vice Chairman of the Board, or of the President, or of any two of the Directors for the time being in office.

The Secretary shall give notice of each special meeting by mailing the same not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting, to each Director, but such notice may be waived by any Director. The Chairman of the Board, or in his absence, the President, or in his absence, a Vice Chairman (to be designated by the persons present at the meeting in the event of more than one Vice Chairman being present) shall preside at all meetings of the Board of Directors. If all of the aforesaid officers be absent or decline to act, the persons present may choose one of their number to act as chairman of the meeting.

At the first meeting held after the annual meeting of Stockholders, the Board of Directors shall elect the Executive Officers of the Corporation, each of whom shall hold his office until the next annual election of Officers and until another is elected and qualified in his stead, unless sooner removed.

Any Director may vote or act on behalf of the Corporation in contracting with any other company, notwithstanding he may be an Officer, Director or Stockholder therein.

Any one or more members of the Board of Directors or any Committee thereof may participate in a meeting of the Board of Directors of such Committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 6. *Quorum.* One-third of the total number of Directors determined pursuant to Section 1 of this Article as constituting the Board of Directors shall constitute a quorum for the transaction of business, but if there shall be less than a quorum at any meeting of the Board, a majority of those present (or if only one be present, then that one) may adjourn the meeting from time to time and the meeting may be held as adjourned without further notice.

Section 7. *Committees.* The Board of Directors may appoint an Executive Committee and such other committee or committees as they may determine. Such committee or committees shall have such powers as shall be specified by resolution of the Board of Directors. The Executive Committee, so far as permitted by law, may be vested with all of the powers of the Board of Directors when the Board of Directors is not in session. One-third of the total number of Directors appointed to a Committee shall constitute a quorum for the transaction of business.

Section 8. *Compensation of Directors.* Directors shall be entitled to reasonable compensation for their services. They may be paid a fixed salary and may also receive a fee for attendance at any meeting of the Board of Directors or of any Committee of the Board. The amount of compensation shall be determined by resolution of the Board. Nothing herein contained shall preclude any Director from serving in any other capacity and receiving compensation therefor.

Section 9. *Nominations.* Nominations for election to the Board of Directors of the Corporation at a meeting of the Stockholders may be made (a) by the Board, or on behalf of the Board by any nominating committee appointed by the Board, (b) by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section or (c) by any Nominating Stockholder (as defined below) pursuant to and in accordance with Section 10 of this Article.

Stockholder nominations shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by such person (a) as provided in Section 2, Article I of these By-Laws, with respect to any nominations to be made at a special meeting of Stockholders, (b)with respect to any nominations to be made at an annual meeting of Stockholders pursuant to this Section 9, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the first anniversary of the preceding year's annual meeting of Stockholders; *provided, however*, that in the event that the date of an annual meeting is advanced more than thirty (30) days prior to the first anniversary of the preceding year's annual meeting of Stockholders or delayed more than seventy (70) days after such anniversary date, then to be timely such notice must be received by the Corporation no earlier than one hundred twenty (120) days prior to such annual meeting and no later than the later of seventy (70) days prior to the date of the meeting or the tenth (10th) day following the day on which public announcement of the date of the meeting was first made by the Corporation and (c) as provided in Section 10 of this Article, with respect to any nominations to be made at an annual meeting of Stockholders pursuant to Section 10 of this Article. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above.

Other than as set forth in Section 10 of this Article, such notice shall set forth (i) as to each person whom the Stockholder proposesto nominatefor election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (b) as to the Stockholder giving the notice and the beneficial owner if any, on whose behalf the nomination is made:

(1) the name and address, as they appear on the Corporation's books, of such Stockholder and any such beneficial owner;

(2) the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such Stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such Stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination;

(4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or any such beneficial owner or any such nominee with respect to the Corporation's securities;

(5) a representation that the Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination before the meeting; and

(6) a representation as to whether such Stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from Stockholders in support of such proposal or nomination. If requested by the Corporation, the information required under the immediately preceding paragraphs (2), (3) and (4) shall be supplemented by such Stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with theprocedures set forth in this Section or in accordance with Section 10 of this Article.The Presiding Officer of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if such person should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 10. *Nominations of Directors Included in the Corporation's Proxy Materials.* (a) Subject to the provisions of this Section 10, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of Stockholders (but not at any special meeting of Stockholders): (i) the name of any person nominated for election (the "Stockholder Nominee"), which shall also be included on the Corporation's form of proxy and ballot, by any Eligible Stockholder (as defined below) or group of up to 20 Eligible Stockholders that, as determined by the Board of Directors or its designee acting in good faith, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 10 (such Eligible Stockholder or group of Eligible Stockholders being a "Nominating Stockholder"); (ii) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors (subject, without limitation, to Section 10(e)(ii)), provided that such statement does not exceed 500 words; and (iv) any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 10.

(b)(i) The Corporation shall not be required to include in the proxy statement for an annual meeting of Stockholders more Stockholder Nominees than that number of Directors constituting 20% of the total number of Directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 10 (rounded down to the nearest whole number), but, in any event, not fewer than two (the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (1) Stockholder Nominees whose nominations are subsequently withdrawn; (2) Stockholder Nominees who the Board of Directors itself decides to nominate for election at such annual meeting and (3) the number of incumbent Directors who had been Stockholder Nominees at any of the preceding two annual meetings of Stockholders and whose reelection at the upcoming annual meeting of Stockholders is being recommended by the Board of Directors. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth inSection 10(d)but before the date of the annual meeting of Stockholders and the Board of Directors resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of Directors in office as so reduced.

(ii) If the number of Stockholder Nominees pursuant to this Section 10 for any annual meeting of Stockholders exceeds the Maximum Number then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Stockholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation's Common Stock that each Nominating Stockholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Stockholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 10(d), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, then the Corporation: (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (2) may otherwise communicate to its Stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting of Stockholders.

(c)(i) An "Eligible Stockholder" is a person who has either (1) been a record holder of the shares of Common Stock of the Corporation used to satisfy the eligibility requirements in this Section 10(c) continuously for the three-year period specified in subsection(c)(ii) of this Section 10 below or (2) provides to the Secretary of the Corporation, within the time period referred to inSection 10(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors or its designee, acting in good faith, determines acceptable.

(ii) An Eligible Stockholder or group of up to 20 Eligible Stockholdersmay submit a nomination in accordance with this Section 10 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of shares of the Corporation's Common Stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of Stockholders. The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended). For the avoidance of doubt, in the event of a nomination by a Nominating Stockholder that includes more than one Eligible Stockholder, any and all requirements and obligations for a given Eligible Stockholder or, except as the context otherwise makes clear, the Nominating Stockholder that are set forth in this Section 10, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Stockholders constituting the Nominating Stockholder. Should any Eligible Stockholder withdraw from a group of Eligible Stockholders constituting a Nominating Stockholder at any time prior to the annual meeting of Stockholders, the Nominating Stockholder shall be deemed to own only the shares held by the remaining Eligible Stockholders. As used in this Section 10, any reference to a "group" or "group of Eligible Stockholders" refers to any Nominating Stockholder that consists of more than one Eligible Stockholder and to all the Eligible Stockholders that make up such Nominating Stockholder.

(iii) The "Minimum Number" of shares of the Corporation's Common Stock means 3% of the number of outstanding shares of Common Stock of the Corporation as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 10, an Eligible Stockholder "owns" only those outstanding shares of the Corporation's Common Stock as to which such Eligible Stockholder possesses both: (1) the full voting and investment rights pertaining to such shares and (2) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding capital stock of Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (x) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates. An Eligible Stockholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares provided that the Eligible Stockholder has the power to recall such loaned shares on not more than five business days' notice. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or its designee acting in good faith. For purposes of this Section 10(c)(iv), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(v) No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, such Eligible Stockholder shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Nomination Notice.

(d) To nominate a Stockholder Nominee pursuant to this Section 10, the Nominating Stockholder must submit to the Secretary of the Corporation all of the following information and documents in a form that the Board of Directors or its designee, acting in good faith, determines acceptable (collectively, the "Nomination Notice"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of Stockholders;provided, however, that if (and only if) the annual meeting of Stockholders is not scheduled to be held within a period that commences 30 days before the first anniversary date of the preceding year's annual meeting of Stockholders and ends 30 days after the first anniversary date of the preceding year's annual meeting of Stockholders (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the public announcement of the date of such Other Meeting Date (in no event shall the adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Nominating Stockholder owns, and has continuously owned for the preceding three (3) years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Stockholder's continuous ownership of the Minimum Number of shares through the record date;

(ii) an agreement to provide immediate notice if the Nominating Stockholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(iv) the written consent of each Stockholder Nominee to being named in the Corporation's proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected;

(v) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each group member in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders): (1) the information that would be required to be set forth in a Stockholder's notice of nomination pursuant to Section 9; (2) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N; (3) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation; (4) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s); (5) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors); (6) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation's proxy card in soliciting Stockholders in connection with the election of a Stockholder Nominee at the annual meeting; (7) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation's securities are traded (the "Stock Exchange Rules"); (8) a representation and warranty that the Stockholder Nominee: (A) does not have any direct or indirect relationship with the Corporation that will cause the Stockholder Nominee to be deemed not independent pursuant to the Corporation's Corporate Governance Guidelines and Director Qualification Criteria and Independence Standards and otherwise qualifies as independent under the Corporation's Corporate Governance Guidelines, Director Qualification Criteria and Independence Standards and the Stock Exchange Rules; (B) meets the audit committee and compensation committee independence requirements under the Stock Exchange Rules; (C) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); (D) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); (E) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee; and (F) meets the director qualifications set forth in the Corporation's Corporate Governance Guidelines; (9) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth inSection 10(c); (10) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 10(c)through the date of the annual meeting; (11) a representation as to the Nominating Stockholder's intentions with respect to continuing to hold the Minimum Number of shares for at least one year following the annual meeting; (12) details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice; (13) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and (14) in the case of a nomination by a Nominating Stockholder comprised of a group, the designation by all Eligible Stockholders in such group of one Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(vi) an executed agreement pursuant to which the Nominating Stockholder (including in the case of a group, each Eligible Stockholder in that group) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election; (2) to file any written solicitation or other communication with the Corporation's Stockholders relating to one or more of the Corporation's Directors or director nominees or any Stockholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its Stockholders or any other person in connection with the nomination or election of Directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (jointly with all other Eligible Stockholders, in the case of a group of Eligible Stockholders) the Corporation and each of its Directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under this Section 10; (5) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any Eligible Stockholder included in a group) with the Corporation, its Stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Stockholder (including any Eligible Stockholder included in a group) has failed to continue to satisfy the eligibility requirements described in Section 10(c), to promptly notify the Corporation; and

(vii) an executed agreement by the Stockholder Nominee: (1) to provide to the Corporation such other information, including completion of the Corporation's director nominee questionnaire, as the Board of Directors or its designee, acting in good faith, may request; (2) that the Stockholder Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the Corporation's Corporate Governance Guidelines, Code of Business Ethics, Related Person Transaction Policyand any other Corporation policies and guidelines applicable to Directors; and (3) that the Stockholder Nominee is not and will not become a party to (A) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with such person's nomination, candidacy, service or action as Director of the Corporation that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice, (B) any agreement, arrangement or understanding with any person or entity as to how the Stockholder Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Stockholder's submission of the Nomination Notice or (C) any Voting Commitment that could limit or interfere with the Stockholder Nominee's ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 10(d) shall be (i) provided with respect to and executed by each Eligible Stockholder in the group in the case of a Nominating Stockholder comprised of a group of Eligible Stockholders; and (ii) provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) (x) in the case of a Nominating Stockholder that is an entity and (y) in the case of a Nominating Stockholder that is a group that includes one or more Eligible Stockholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 10(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation.

(e)(i) Notwithstanding anything to the contrary contained in this Section 10, the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if: (1) the Corporation receives a notice (whether or not subsequently withdrawn) that a Stockholder intends to nominate a candidate for director at the annual meeting of Stockholders pursuant to the advance notice requirements set forth in Section 9 without such Stockholder's notice expressly electing to have such director candidate(s) included in the Corporation's proxy statement pursuant to this Section 10; (2) the Nominating Stockholder (or, in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders, the Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 10 or the Nominating Stockholder withdraws its nomination; (3) the Board of Directors or its designee, acting in good faith, determines that such Stockholder Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with these By-laws, the Certificate of Incorporation and any other certificate filed pursuant to law or any applicable law, rule or regulation to which the Corporation is subject, including the Stock Exchange Rules; (4) the Stockholder Nominee was nominated for election to the Board of Directors pursuant to this Section 10 at one of the Corporation's two preceding annual meetings of Stockholders and either withdrew from or became ineligible or unavailable for election at such annual meeting or received a vote of less than 25% of the shares of Common Stock entitled to vote for such Stockholder Nominee; (5) the Stockholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (6) the Corporation is notified, or the Board of Directors or its designee acting in good faith determines, that a Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 10(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 10.

(ii) Notwithstanding anything to the contrary contained in this Section 10, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if the Board of Directors or its designee in good faith determines that: (1) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (2) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority; (3) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation or (4) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

ARTICLE III
OFFICERS ANDAGENTS

Section 1. *General.* The Elected Officers of the Corporation shall be elected by the Board of Directors. The Elected Officers of the Corporation may include a Chief Executive Officer, a President, one or more Executive Vice Presidents, Senior Vice Presidents, a Vice Presidents, a Treasurer, a Secretary and such other Elected Officers as may be deemed necessary or desirable. Any two or more such offices may be held by the same person, except the offices of President and Secretary.

The Board of Directors, at any time and from time to time, may appoint or authorize the Chief Executive Officer, to appoint one or more Vice Presidents, a Controller, an Auditor, a Chief Tax Officer, one or more Assistant Treasurers and one or more Assistant Secretaries, and such other Officers or agents as may be deemed necessary or desirable, and may prescribe or authorize the Chief Executive Officer to prescribe the powers and duties of each, and fill any vacancy which may occur in any such office.

All Elected Officers shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors. All other Officers, and all heads of departments, managers, assistant managers, agents and employees of the Corporation, may be removed at any time, by vote of the Board of Directors, or by the Officer appointing them, or by any other superior Officers or any Committee thereunto authorized by the Board.

Section 2. *Chairman of the Board.* The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

Section 3. *Vice Chairman of the Board.* A Vice Chairman of the Board, in the absence of the Chairman of the Board and the President, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 4. *President.* The President, in the absence of the Chairman of the Board, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 5. *Chief Executive Officer.* The chief executive officer shall have general charge of the business of the Corporation and the power to formulate all plans and policies in connection therewith, subject to the control of the Board of Directors. He shall keep the Board of Directors fully informed and shall freely consult with the Board concerning the business of the Corporation. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

Section 6. *Vice Presidents.* Any Vice President shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation.

Section 7. *Treasurer.* The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall have such powers and perform such duties as are incident to the office of Treasurer, or as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

Section 8. *Assistant Treasurers.* Any Assistant Treasurer shall perform such duties as the Treasurer or the chief executive officer of the Corporation or the Board of Directors may from time to time assign to him.

Section 9. *Secretary.* The Secretary shall have the care and custody of the seal and minute books of the Corporation and shall have such powers and perform such duties as are incident to the office of Secretary or as may, from time to time, be specified by the Board of Directors. He shall be subject to the control of the Board of Directors.

Section 10. *Assistant Secretaries*. Any Assistant Secretary shall perform such duties as the Secretary or the chief executive officer of the Corporation of the Board of Directors may from time to time assign to him.

Section 11. *Controller*. If a Controller shall have been elected, he shall be the chief accounting officer of the Corporation and shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or the chief executive officer of the Corporation.

Section 12. *Auditor*. If an Auditor shall have been elected, he shall have full charge of the auditing of all accounts of every kind, subject to the control of the Board of Directors, and shall also perform such other duties as the Board of Directors or the chief executive officer of the Corporation may from time to time direct.

Section 13. *Chief Tax Officer*. The Chief Tax Officer shall have responsibility for all tax matters of the Corporation, subject to control of the Board of Directors, and shall have such powers and perform such other duties as the Board of Directors or the chief executive officer or the chief financial officer may from time to time direct.

ARTICLE IV
CAPITAL STOCK

Section 1. *Certificates of Shares and Uncertificated Shares*. The shares of each class of the capital stock of the Corporation shall be represented by certificates or shall be uncertificated. Each registered holder of shares, upon request to the Corporation, shall be provided with a certificate of stock representing the number of shares owned by such holder. Certificates of stock shall be issued in such forms, not inconsistent with law or with the Certificate of Incorporation or other certificate filed pursuant to law, as shall he approved by the Board of Directors.

Section 2. *Transfers of Shares of Stock*. Transfers of shares shall only be made upon the books of the Corporation by the holder in person, or by the power of attorney duly executed and filed with the Corporation, and on the surrender and cancellation of the certificate or certificates of such shares properly assigned.

The Board of Directors shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates of shares in the capital stock of the Corporation.

Section 3. *Record Dates*. For the purpose of determining the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or for the purpose of determining Stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board may fix, in advance, a date as the record for any such determination of Stockholders. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

Section 4. *Lost Certificates*. No certificate of shares in the capital stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except on delivery to the Corporation of a bond of indemnity, against such lost, stolen or destroyed certificate, with such surety or security, if any, as shall be approved by the Treasurer or Secretary. Proper and legal evidence of such loss, theft or destruction shall be produced to the Treasurer or Secretary, if they require the same. The Treasurer or Secretary may (except as otherwise provided in any agreement executed and delivered on behalf of the Corporation and authorized by the Board of Directors) in their discretion refuse to issue such new certificate, save upon the order of the court having jurisdiction in such matters.

ARTICLE V
DIVIDENDS

Dividends may be declared and paid out of funds of the Corporation legally available therefor as often and at such times and to such extent as the Board of Directors may determine, consistent with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law.

ARTICLE VI
SEAL

The seal of the Corporation shall consist of a flat-faced circular die with the name of the Corporation in a circle and the year of its incorporation in the center.

ARTICLE VII
WAIVER

Any notice required by the By-Laws of the Corporation to be given to Directors or Stockholders for any meeting may be waived by any Director or Stockholder in writing, signed by such Director or Stockholder or by his attorney thereunto authorized, and filed with the Secretary of the Corporation.

ARTICLE VIII
CHECKS, DRAFTS, NOTES, ETC.

Funds of the Corporation on deposit with banks shall be disbursed by checks or drafts signed by such officer or officers as the Board of Directors from time to time designate or by such person or persons as shall from time to time be designated either by the Board of Directors or by such officer or officers as the Board shall from time to time authorize so to do. Notes, drafts, acceptances, bills of exchange, or other obligation for the payment of money (other than checks and drafts on banks with which the Corporation has funds on deposit) made, accepted, or endorsed, shall be signed by such officer or officers or person or persons as the Board of Directors shall from time to time designate.

ARTICLE IX
INDEMNIFICATION

The Corporation shall indemnify each Officer or Director who is made, or threatened to be made, a party to any action by reason of the fact that he or she is or was an Officer or Director of the Corporation, or is or was serving at the request of the Corporation in any capacity for the Corporation or any other enterprise, to the fullest extent permitted by applicable law. The Corporation may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any Officer or Director who is made, or threatened to be made, a party to any such action.

ARTICLE X
AMENDMENTS

These By-Laws, or any of them, may be altered, amended, or repealed, and new By-Laws may be adopted, at any annual meeting of the Stockholders, or at any special meeting called for that purpose, by a vote of a majority of the shares represented and entitled to vote thereat. The Board of Directors shall have the power, by a majority vote of the whole Board, to alter or amend or repeal these By-Laws, but any such action of the Board of Directors may be amended or repealed by the Stockholders at any annual meeting.

I, Marla F. Adair, a duly appointed Assistant Secretary of International Paper Company, a corporation duly organized and existing under the laws of the State of New York, hereby certify that the foregoing comprises a true and complete copy of the By-Laws of said International Paper Company as amended to the date hereof, and that the same in force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of said International Paper Company this 9th day of February, 2016.

/s/ Marla F. Adair
Assistant Secretary of International Paper Company